UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

AEON Biopharma, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

00791X100
(CUSIP Number)

Strathspey Crown Holdings Group, LLC
4040 MacArthur Boulevard, Suite 210
Newport Beach, CA 92660
(949) 260-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Strathspey Crown Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,420,370(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,420,370(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,420,370(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 25.4%
14	TYPE OF REPORTING PERSON OO

(1)

Reflects (a) 3,416,359 shares (the “Debt Conversion Lock-Up Shares”) of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of AEON Biopharma, Inc. (the “Issuer”), issued upon the conversion of debt held by Strathspey Crown Holdings Group, LLC, a Delaware limited liability company (the “Reporting Person”), which shares are subject to a one-year lockup period from the date of issuance pursuant to the Issuer’s Amended and Restated Bylaws (the “A&R Bylaws”); (b) 3,821,256 shares of Class A Common Stock issued upon the conversion of debt held by the Reporting Person, which shares are free from any lockup restrictions; and (c) 2,182,755 shares of Class A Common Stock issued upon conversion of shares of Old AEON’s (as defined below) equity held by the Reporting Person, which shares are subject to a one-year lockup period from the date of issuance pursuant to the A&R Bylaws (collectively with the Debt Conversion Lock-Up Shares, the “Lock-Up Shares”). The foregoing transactions were consummated, and all shares of Class A Common Stock held by the Reporting Person were acquired, in connection with the consummation of the Business Combination (as defined below).

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Item 1.	SECURITY AND ISSUER.

This Schedule 13D relates to shares of the Issuer’s Class A Common Stock. The Issuer’s principal executive office is located at 5 Park Plaza, Suite 1750, Irvine, California 92614.

Item 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed by the Reporting Person.

(b) The business address of the Reporting Person is 4040 MacArthur Boulevard, Suite 210, Newport Beach, California 92660.

(c) The Reporting Person is a physician-owned cooperative growth equity firm.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware limited liability company.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All of the shares of Class A Common Stock beneficially owned by the Reporting Person were acquired pursuant to a business combination agreement, dated December 12, 2022 (the “Business Combination Agreement”), by and among Priveterra Acquisition Corp., a Delaware corporation (“Priveterra”), Priveterra Merger Sub, Inc., a wholly owned subsidiary of Priveterra (“Merger Sub”), and AEON Biopharma, Inc., a Delaware corporation (“Old AEON”). Pursuant to the Business Combination Agreement, on July 21, 2023 (the “Closing Date”), Merger Sub was merged with and into Old AEON, with Old AEON surviving the merger as a wholly owned subsidiary of Priveterra. Upon the closing of the merger, Priveterra changed its name to “AEON Biopharma, Inc.” (the “Business Combination” and, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”). The summary description in this Schedule 13D of the Business Combination Agreement and the Transactions effected thereby is qualified in its entirety by reference to the full text of the Business Combination Agreement and Amendment No. 1 to the Business Combination Agreement, copies which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION.

The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Person plans to hold its shares of Class A Common Stock reported herein until distributed to its members in connection with a tender offer the Reporting Person currently expects to undertake subsequent to the date of this Schedule 13D, pursuant to which the Reporting Person shall repurchase certain of the membership interests of the Reporting Person held by its members in exchange for, among other consideration, certain of the Reporting Person’s shares of Class A Common Stock reported herein (the “Tender Offer Distribution”).

The Reporting Person may acquire additional shares of Class A Common Stock upon the achievement by the Issuer of certain milestones as described in the Business Combination Agreement (the “Earnout Shares”).

Except for the Tender Offer Distribution and the receipt of any Earnout Shares, the Reporting Person currently has no present plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.

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Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Class A Common Stock and the percentage of the shares of Class A Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 37,154,198 shares of Class A Common Stock issued and outstanding as of July 27, 2023, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2023.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Class A Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote, and sole or shared power to dispose or director the disposition.

(c) Except as set forth herein, no transactions in the shares of Class A Common Stock were effected by the Reporting Person during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Registration Rights Agreement

On July 21, 2023, in connection with the consummation of the Business Combination and as contemplated by the Business Combination Agreement, the Issuer, Priveterra Sponsor, LLC, Alphaeon 1, LLC, Daewoong Co., LTD, Daewoong Pharmaceutical Co., Ltd., the Reporting Person, and certain other former stockholders of Old AEON entered into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”), pursuant to which each party thereto (other than the Issuer) was granted certain registration rights with respect to their respective shares of Class A Common Stock. The foregoing description is qualified in its entirety by the full text of the A&R Registration Rights Agreement, which is included as Exhibit 99.3 to this Schedule 13D and incorporated herein by reference.

Shares Subject to Lock-Up Provisions of the Issuer’s Amended and Restated Bylaws

The Reporting Person may not sell, assign, or transfer any of its Lock-Up Shares, subject to certain permitted transfers, until the earliest of (a) the one-year anniversary of the Closing Date, and (b) the date upon which there occurs the completion of a liquidation, merger, stock exchange, reorganization, or other similar transaction that results in all of the public stockholders of the Issuer having the right to exchange its Class A Common Stock for cash, securities, or other property, subject to certain conditions set forth in the A&R Bylaws. The foregoing description is qualified in its entirety by the full text of the A&R Bylaws, a copy of which is filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2023 and incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Business Combination Agreement, dated as of December 12, 2022, by and among AEON Biopharma, Inc., Priveterra Acquisition Corp., and Priveterra Merger Sub, Inc.
Exhibit 99.2	Amendment No. 1 to Business Combination Agreement, dated as of April 27, 2023, by and among AEON Biopharma, Inc., Priveterra Acquisition Corp., and Priveterra Merger Sub, Inc.
Exhibit 99.3	Amended and Restated Registration Rights Agreement, dated as of July 21, 2023, by and among AEON Biopharma, Inc. and the stockholders party thereto.
Exhibit 99.4	Power of Attorney of Strathspey Crown Holdings Group, LLC.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certificates that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2023

STRATHSPEY CROWN HOLDINGS GROUP, LLC

By:	/s/ Andrew Lusk
Name:	Andrew Lusk
Title:	Attorney-in-Fact for Robert E. Grant, Manager of Strathspey Crown Holdings Group, LLC

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